UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 1Q18 Year-over-Year Growth of 21% in Gross Bookings and 22% in Revenues

BUENOS AIRES, Argentina--(BUSINESS WIRE)--May 10, 2018--Despegar.com, Corp. (NYSE:DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced unaudited results for the first quarter ended March 31, 2018. Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles.

First Quarter 2018 Key Highlights

  Transactions up 18% year-over-year
  Gross bookings up 21% year-over-year
  Revenue up 22% year-over-year
  Packages, Hotels and Other Travel Products accounted for 59% of total revenue in 1Q18, up 570 basis points from first quarter 2017
  Number of mobile transactions up 37% year-over-year, accounting for 31% of total transactions in 1Q18
  Over 41 million cumulative mobile APP downloads as of March 31, 2018, up 35% year-over-year
  Adjusted EBITDA increased 10% year-over-year
  Operating cash flow of $14.2 million in 1Q18, compared to $18.0 million in 1Q17

Message from CEO

“First quarter 2018 results were solid, with gross bookings up 21% year-on-year. Importantly, we continue to make progress on our key strategic initiatives with revenues from higher margin Packages, Hotels & Other Travel Products increasing 35% over the same period in the prior year. In the Air segment, we continue to gain market share even as the industry has returned to a normalized growth rate and competitive intensity has increased across the region,” commented Damian Scokin, Chief Executive Officer.

As we look to the current year, we will be prioritizing growth and making the necessary investments to continue positioning the Company for long term growth. At the same time, we are cognizant of the need to balance growth investments with profitability; understanding there could be a short-term impact to margins. Along with brand building and growth, we remain focused on three areas: 1) enhancing the customer experience, 2) continued shift towards higher margin Packages, Hotels & Other Travel Products and 3) driving mobile transactions. We are encouraged by the growth opportunities ahead for us and we have a strong and dedicated team in place to execute on our vision.” concluded, Mr. Scokin.”

Operating and Financial Metrics Highlights
(In millions, except as noted)
	1Q18	Pro Forma 1Q17	Adj.	1Q17	% Chg
Operating metrics
Number of transactions	2.5	2.1		2.1	18%
Gross bookings	$1,231.5	$1,019.1		$1,019.1	21%
Mix of mobile transactions	31%	27%		27%
Financial metrics
Revenues	$148.6	$121.7	($3.3)	$125.0	22%
Air	60.9	56.8	1.1	55.7	7%
Packages, Hotels & Other Travel Products	87.7	64.9	(4.4)	69.3	35%
Net income	16.4	12.1	(3.3)	15.4	35%
Adjusted EBITDA	27.3	24.8	(3.3)	28.1	10%
Note: For comparison purposes, the Company has presented Pro-forma 1Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Overview of First Quarter 2018 Results

Operating Metrics

Transactions increased 18% to 2.5 million in the first quarter of 2018 from 2.1 million in 1Q17, while gross bookings rose 21% to $1,231.5 million in 1Q18, from $1,019.1 million in the year-ago period. Macroeconomic conditions remained generally favorable across the countries in which Despegar operates, although growing at a slower pace when compared with first half of 2017.

The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

Despegar’s strategy to drive growth in higher-margin Packages, Hotels and Other Travel Products segment maintains momentum, reaching 46% of transactions up from 41% in 1Q17. The share of Air transactions was 54% in 1Q18 compared with 59% in the first quarter of 2017. The average selling price (“ASP”) in 1Q18 increased 2% year-over-year to $490 per transaction, reflecting continued product mix shift to higher ASP packages and higher supplier price increases within similar product segments. Brazil remains the largest market by transactions for Despegar, accounting for 40% of total transactions, up 14% year-over-year in 1Q18. Transactions increased 21% year-over-year in Argentina and 29% year-over-year in Mexico in the first quarter of 2018.

During 1Q18, the number of transactions via mobile rose 37% year-over-year, with 31% of all transactions completed on the mobile platform, up from 27% in 1Q17. As of March 31, 2018, Despegar’s mobile applications had over 41 million cumulative downloads.

Key Operating Metrics
(In millions, except as noted)
	1Q18		1Q17		% Chg
	$	% of total	$	% of total
Gross Bookings	$1,231.5		$1,019.1		21%
Average selling price (ASP) (in $)	$490		$479		2%
Number of Transactions by Segment & Total
Air	1.4	54%	1.2	59%	9%
Packages, Hotels & Other Travel Products	1.2	46%	0.9	41%	30%
Total Number of Transactions	2.5	100%	2.1	100%	18%

Revenue

Commencing with first quarter 2018 results, Despegar adopted Accounting Standards Update 2014-09. Under the new revenue recognition standard, the Company is now recognizing revenue from transactions once its performance obligation has been satisfied. Consequently, and for comparative purposes, the Company is presenting in this report Pro-forma 1Q17 figures adjusted to reflect the revenue recognition criteria adopted starting 1Q18. See “New Revenue Recognition Standard” on page 6 for more detail.

During the first quarter of 2018, total revenue increased 22% to $148.6 million, from pro forma $121.7 million in 1Q17, reflecting solid growth in Packages, Hotels & Other Travel Products. Total revenue margin increased 13 basis points year-on-year, to 12.1% in 1Q18, driven by the ongoing shift to higher-margin Packages, Hotels and Other Travel Products which offset the planned selective reduction in Air customer fees implemented in 3Q17 and continued to date.

  Air segment revenue was $60.9 million in 1Q18, increasing 7% year-over-year from pro forma $56.8 million in the year-ago period. Transactions were up 9% year-on-year resulting in market share gains in the air segment despite increased competition and slower overall market growth. Volume growth was partially offset by a 2% decrease in average revenue per transaction resulting from the Company’s strategy of selectively lowering air customer fees in several markets in 1Q18 to drive market share gains and provide additional cross-selling opportunities.
  Packages, Hotels & Other Travel Products segment revenue increased 35% in 1Q18 to $87.7 million, from pro forma $64.9 million in 1Q17, as a result of increases of 30% in the number of transactions and 4% in revenue per transaction, driven mainly by a higher revenue margin, reflecting a growing share of higher-margin packages.  The Packages, Hotels and Other Travel Products segment accounted for 59% of total revenue in 1Q18, up from 53% in the same period of the prior year.

Revenue Breakdown[1]
	1Q18		Pro Forma 1Q17		Adj.		1Q17		% Chg[2]
	$	% of total	$	% of total	$	% of total	$	% of total
Revenue by business segment (in $Ms)
Air	60.9	41%	56.8	47%	1.1	(32%)	55.7	45%	7%
Packages, Hotels & Other Travel Products	87.7	59%	64.9	53%	(4.4)	132%	69.3	55%	35%
Total revenue	$148.6	100%	$121.7	100%	($3.3)	100%	$125.0	100%	22%
Revenue per transaction (in $)
Air	44.7		45.6		0.8		44.7		(2%)
Packages, Hotels & Other Travel Products	76.2		73.5		(5.0)		78.4		4%
Total revenue per transaction	$59.1		$57.2		($1.3)		$58.7		3%
Total revenue margin	12.1%		11.9%				12.3%		+13 bps
1. Net of sales tax
2. For comparison purposes, the Company has presented Pro-forma 1Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Cost of Revenue and Gross Profit

Cost of revenue, which primarily consists of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses, rose 40% to $43.6 million in 1Q18 from $31.1 million in the first quarter of 2017. As a percentage of revenue, cost of revenue increased by 378 basis points to 29.4% from 25.6% in 1Q17, mainly reflecting a higher mix of transactions using installments and higher costs from customer financing installment plans, a marketing tool that the company utilizes to drive conversion. Additionally, while the credit card fee rate remained stable, credit card merchant fee expense increased reflecting a higher mix of transactions where the Company was the credit card merchant of record rather than the airline supplier which allowed Despegar to offer more attractive customer financing options.

Gross Profit increased 16% year-on-year to $104.9 million in 1Q18.

Cost of Revenue and Gross Profit
(In millions, except as noted)
	1Q18	Pro Forma 1Q17	Adj.	1Q17	% Chg[1]
Revenue	$148.6	$121.7	($3.3)	$125.0	22%
Cost of Revenue	$43.6	$31.1		$31.1	40%
% of revenues	29.4%	25.6%		24.9%	+378 bps
Gross Profit	104.9	90.5	(3.3)	93.9	16%
Gross Profit Margin	70.6%	74.4%		75.1%	(378) bps
1. For comparison purposes, the Company has presented Pro-forma 1Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Operating Expenses

Total operating expenses in 1Q18 rose 17% to $81.5 million, from $69.8 million in the comparable period a year ago, mainly reflecting higher selling and marketing expenses. As a percentage of revenue, total operating expenses declined 252 basis points to 54.9%, from 57.4% in 1Q18. The 482 basis point year-over-year decline in general and administrative expenses as a percentage of revenue, more than offset increases of 202 basis points in selling and marketing expenses and 28 basis points in technology and product development expenses.

  Selling and marketing expenses of $46.4 million increased 31% as compared to 1Q17. As a percentage of revenue, selling and marketing expenses in 1Q18 were 31.2% compared to 29.2% in the same period of the prior year. The Company continues to make investments to build brand awareness and drive market share growth in an increasingly competitive landscape.

  General and administrative (G&A) expenses decreased 16% year-over-year to $15.9 million, from $18.9 million in the first quarter of 2017, resulting from currency depreciation in Argentina during the period, lower bonus accrual, and a decrease in bad debt expense. Consequently, G&A as a percentage of revenues declined 482 basis points to 10.7% in 1Q18 from 15.5% in the first quarter of 2017.
  Technology and product development expenses increased 25% year-over-year to $19.2 million in 1Q18, compared to $15.4 million in 1Q17 as a result of increased technology headcount. As a percentage of revenue, technology and product expenses increased by 28 basis points during the quarter to 12.9%.

Operating Expenses
(In millions, except as noted)
	1Q18	Pro Forma 1Q17	1Q17	% Chg[1]
Selling and marketing	$46.4	$35.5	$35.5	31%
% of revenues	31.2%	29.2%	28.4%	+202 bps
General and administrative	$15.9	$18.9	$18.9	(16%)
% of revenues	10.7%	15.5%	15.1%	(482) bps
Technology and product development	$19.2	$15.4	$15.4	25%
% of revenues	12.9%	12.7%	12.3%	+28 bps
Total operating expenses	$81.5	$69.8	$69.8	17%
Total operating expenses as a % of revenues	54.9%	57.4%	55.9%	(252) bps
1. For comparison purposes, the Company has presented Pro-forma 1Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Financial Income/Expenses

In the first quarter of 2018, the Company reported a net financial expense of $2.8 million compared to $6.2 million in 1Q17. The decrease was primarily due to lower foreign exchange losses from currency fluctuations and higher interest income from invested cash balances. Savings were partially offset by higher credit card receivable factoring expenses in Brazil as a result of the increase in gross bookings and customer use of installments.

Income Taxes

The company reported an income tax expense of $4.2 million in 1Q18, compared to $2.4 million in 1Q17 pro-forma. The effective tax rate in 1Q18 was 21%, compared to 17% in 1Q17 pro-forma. The higher rate in 1Q18 was primarily driven by our improving profitability and the depletion of tax loss carryforwards in certain countries.

Adjusted EBITDA & Margin

Adjusted EBITDA increased 10% to $27.3 million in 1Q18 from pro forma $24.8 million in the first quarter of 2017, with the margin contracting 198 basis points to 18.4% from 20.3% in the prior year period. The reduction in margin is primarily related to investments in marketing and installment options to grow the top line.

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)
	1Q18	Pro Forma 1Q17	Adj.	1Q17	% Chg[1]
Net income/ (loss)	$16.4	$12.1	($3.3)	$15.4	35%
Add (deduct):
Financial expense, net	2.8	6.2		6.2	(54%)
Income tax expense	4.2	2.4	(0.1)	2.5	75%
Depreciation expense	0.9	1.3	-	1.3	(36%)
Amortization of intangible assets	2.0	1.5	-	1.5	33%
Share-based compensation expense	1.0	1.2	-	1.2	(16%)
Adjusted EBITDA	$27.3	$24.8	($3.3)	$28.1	10%
Adjusted EBITDA Margin	18.4%	20.3%		22.5%	(198) bps
1. For comparison purposes, the Company has presented Pro-forma 1Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Balance Sheet and Cash Flow

Unrestricted cash and cash equivalents at March 31, 2018 were $382.3 million, compared to $371.0 million at December 31, 2017, reflecting cash flow generated during the three-months ended March 31, 2018.

Despegar generated positive cash flow from operating activities of $14.2 million compared to $18.0 million in 1Q17. This reduction was mainly due to an increase in VAT credits, other tax credits related to a technology incentive program and an increase in prepaid expenses to suppliers.

During the first quarter of 2018, the Company’s capital expenditures were $6.1 million compared to $4.9 million during 1Q17. Funds were primarily used for software and website development. Increase in restricted cash reflects an increase in IATA collateral requirements due to growing air ticket volumes and an increased mix of air transactions in which the Company was the credit card merchant of record. Additionally, the Company drew down local credit lines for hedging purposes.

New Revenue Recognition Standard

Commencing with first quarter 2018 results, Despegar adopted Accounting Standards Update 2014-09. Under the new revenue recognition standard, companies are permitted to recognize revenue from transactions once their performance obligation has been satisfied. As an intermediary between customers and travel suppliers, Despegar’s performance obligation is concluded at the completion of the transaction on Despegar’s platform at the time of booking.

The Company currently estimates that this change in revenue recognition timing will impact its annual 2018 revenue by approximately 2%, although the quarterly impact may be more significant. For example, a meaningful amount of travel is typically booked in the fourth quarter each year and is completed in the first quarter of the following year. Under the new revenue recognition standard, this revenue will be recognized in the fourth quarter at booking rather than in the first quarter of the following year at check-out, as it was under the previous revenue recognition standard.

1Q18 Earnings Conference Call

When:	8:00 a.m. Eastern time, May 10, 2018

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Michael Doyle, Chief Financial Officer
Ms. Ines Lanusse, Investor Relations Officer

Dial-in:	1-866-270-1533 (U.S. domestic); 1-647-788-3415 (international)

Webcast:	CLICK HERE

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is defined as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization and share-based compensation expense.

Free cash flow is defined as cashflow from operating activities less capital expenditures including capitalized software.

Adjusted EBITDA and Free cash flow are not measures recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

Definitions and concepts

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings: Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Revenue: The Company reports its revenue on a net basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appears in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although to date and prior to the revenue recognition change beginning in the first quarter of 2018, the Company has recognized more revenue associated with those bookings in the first quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year.

About Despegar.com

Despegar is the leading online travel company in Latin America. Operating across 20 countries, Despegar provides a broad suite of travel products, including airline tickets, travel packages, hotel bookings and other travel products to over 17 million customers. With a mission “to make travel possible”, the Company’s one-stop marketplace enables millions of users to find, compare, plan and easily purchase travel services and products. Through Despegar’s websites and leading mobile apps, it offers products from over 300 airlines, more than 450,000 accommodation options, as well as approximately 1,000 car rental agencies and approximately 240 destination services suppliers with more than 7,700 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release may include forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the Three- Month Periods ended March 31, 2018 (in thousands U.S. dollars, except as noted)

	1Q18	Pro Forma 1Q17	1Q17	% Chg[2]
Revenue	$148,593	$121,678	$124,999	22%
Cost of revenue	43,646	31,140	31,140	40%
Gross profit	104,947	90,538	93,859	16%
Operating expenses
Selling and marketing	46,410	35,546	35,546	31%
General and administrative	15,888	18,869	18,869	(16%)
Technology and product development	19,225	15,408	15,408	25%
Total operating expenses	81,523	69,823	69,823	17%

Operating income	23,424	20,715	24,036	13%
Net financial income (expense)	(2,831)	(6,156)	(6,156)	(54%)
Net income before income taxes	20,593	14,559	17,880	41%
Income tax expense	4,235	2,418	2,486	75%
Net income	16,358	12,141	15,394	35%

Basic EPS (in $)	0.24	0.21	0.26	14%
Diluted EPS (in $)	0.24	0.21	0.26	14%

Basic shares weighted average[1]	69,106	58,518	58,518
Diluted shares weighted average[1]	69,116	58,609	58,609
As a % of Revenues
Cost of revenue	29.4%	25.6%	24.9%	+378 bps
Gross profit	70.6%	74.4%	75.1%	(378) bps
Operating expenses
Selling and marketing	31.2%	29.2%	28.4%	+202 bps
General and administrative	10.7%	15.5%	15.1%	(482) bps
Technology and product development	12.9%	12.7%	12.3%	+28 bps
Total operating expenses	54.9%	57.4%	55.9%	(252) bps
Operating income	15.8%	17.0%	19.2%	(126) bps
Net income before income taxes	13.9%	12.0%	14.3%	+189 bps
Net income	11.0%	10.0%	12.3%	+103 bps
1. In thousands
2. For comparison purposes, the Company has presented Pro-forma 1Q17 figures which include the adjustments required under the new revenue recognition standards adopted since the start of 2018. The YoY % change calculated against the adjusted figures.

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	Pro Forma
	1Q17	2Q17	3Q17	4Q17	1Q18
FINANCIAL RESULTS
Revenue	$124,999	$123,462	$131,468	$144,011	$148,593
Revenue Recognition Adjustment	($3,321)	($59)	$1,310	$7,578
Cost of revenue	31,140	35,087	37,869	38,383	43,646
Gross profit	90,538	88,316	94,909	113,206	104,947
Operating expenses
Selling and marketing	35,546	43,289	41,097	46,356	46,410
General and administrative	18,869	18,618	15,318	19,821	15,888
Technology and product development	15,408	17,644	18,907	19,349	19,225
Total operating expenses	69,823	79,551	75,322	85,526	81,523
Operating income	20,715	8,765	19,587	27,680	23,424
Net financial income (expense)	(6,156)	(1,611)	(2,880)	(6,232)	(2,831)
Net income before income taxes	14,559	7,154	16,707	21,448	20,593
Adj. Net Income tax expense	2,418	4,254	4,373	2,617	4,235
Net income /(loss)	12,141	2,900	12,334	18,831	16,358

KEY METRICS
Operational
Gross bookings	$1,019,102	$1,061,026	$1,116,022	$1,258,398	$1,231,497
- YoY growth	54%	40%	32%	26%	21%
Number of transactions	2,129	2,210	2,298	2,419	2,514
- YoY growth	30%	30%	25%	19%	18%
Air	1,246	1,324	1,328	1,386	1,362
- YoY growth	34%	31%	22%	13%	9%
Packages, Hotels & Other Travel Products	883	886	970	1,033	1,152
- YoY growth	25%	27%	29%	28%	30%
Revenue per transaction	$57.2	$55.8	$57.8	$62.7	$59.1
- YoY growth					3%
Air	$45.6	$45.2	$44.3	$47.7	$44.7
- YoY growth					(2%)
Packages, Hotels & Other Travel Products	$73.5	$71.7	$76.2	$82.7	$76.2
- YoY growth					4%
ASPs	$479	$480	$486	$520	$490
- YoY growth	18%	8%	6%	6%	2%

Net income/ (loss)	$12,141	$2,900	$12,334	$18,831	$16,358
Add (deduct):
Financial expense, net	6,156	1,611	2,880	6,232	2,831
Income tax expense	2,418	4,254	4,373	2,617	4,235
Depreciation expense	1,343	1,362	1,337	1,033	859
Amortization of intangible assets	1,517	2,039	2,454	2,741	2,018
Share-based compensation expense	1,176	930	959	1,224	983
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284

Unaudited Consolidated Balance Sheets as of March 31, 2018

(in thousands U.S. dollars, except as noted)

	As of March 31, 2018	As of December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	$382,301	$371,013
Restricted cash and cash equivalents	$33,048	$29,764
Accounts receivable, net of allowances	$228,377	$198,273
Related party receivable	6,077	5,253
Other current assets and prepaid expenses	37,819	29,405
Total current assets	687,622	633,708
Non-current assets
Other Assets	5,241	4,658
Restricted cash and cash equivalents	10,000	10,000
Property and equipment net	18,166	16,171
Intangible assets, net	36,026	35,424
Goodwill	39,192	38,733
Total non-current assets	108,625	104,986
TOTAL ASSETS	796,247	738,694
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	54,637	45,609
Travel suppliers payable	175,656	174,817
Related party payable	94,921	84,364
Loans and other financial liabilities	15,492	8,220
Deferred Revenue	1,882	30,113
Other liabilities	36,671	39,751
Contingent liabilities	4,930	4,732
Total current liabilities	384,189	387,606
Non-current liabilities
Other liabilities	6,260	1,015
Contingent liabilities	7,241	7,115
Related party liability	125,000	125,000
Total non-current liabilities	138,501	133,130
TOTAL LIABILITIES	522,690	520,736

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	253,535	253,535
Additional paid-in capital	317,427	316,444
Other reserves	(728)	(728)
Accumulated other comprehensive income	16,728	16,323
Accumulated losses	(313,405)	(367,616)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	273,557	217,958
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	796,247	738,694

Unaudited Statements of Cash Flows for the three-month period ended March 31, 2018 and 2017

(in thousands U.S. dollars, except as noted)

	3 months ended March 31,
	2018	2017
Cash flows from operating activities
Net income	$16,358	$15,394
Adjustments to reconcile net income to net cash flow from operating activities
Unrealized foreign currency translation losses	367	658
Depreciation expense	859	1,343
Amortization of intangible assets	2,018	1,517
Stock based compensation expense	983	1,176
Interest and penalties	257	450
Income taxes	2,865	1,172
Allowance for doubtful accounts	643	568
Provision / (recovery) for contingencies	515	477
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable, net of allowances	(17,767)	(13,145)
(Increase) / Decrease in related party receivables	(825)	(1,264)
(Increase) / Decrease in other assets and prepaid expenses	(10,320)	2,573
Increase / (Decrease) in accounts payable and accrued expenses	9,597	8,098
Increase / (Decrease) in travel suppliers payable	4,034	(6,231)
Increase / (Decrease) in other liabilities	(4,627)	(1,006)
Increase / (Decrease) in contingencies	(603)	(485)
Increase / (Decrease) in related party liabilities	10,542	12,072
Increase / (Decrease) in deferred revenue	(662)	(5,381)
Net cash flows provided by / (used in) operating activities	14,234	17,986
Cash flows from investing activities
Payments for short-term investments	–	–
Acquisition of property and equipment	(3,413)	(2,152)
Increase of intangible assets including internal-use software and website development	(2,645)	(2,776)
(Increase) / Decrease in restricted cash and cash equivalents	(2,834)	(2,717)
Net cash (used in) /provided by investing activities	(8,892)	(7,645)
Cash flows from financing activities
Increase / (Decrease) in loans and other financial liabilities	7,019	1,358
Net cash (used in) / provided by financing activities	7,019	1,358
Effect of exchange rate changes on cash and cash equivalents	(1,073)	615
Net increase / (decrease) in cash and cash equivalents	11,288	12,314
Cash and cash equivalents as of beginning of the period	371,013	75,968
Cash and cash equivalents as of end of the period	382,301	88,282

CONTACT:
Investor Relations
Ines Lanusse, (+5411) 4894 3582
Investor Relations Officer
investorelations@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ MICHAEL DOYLE
Name: Michael Doyle
Title: Chief Financial Officer

Date: May 10, 2018